TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

04024532

Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK : BÜYÜKDERE CADDDESİ NO. 145 : 80300 ZİNCİRLİKUYU / İSTANBUL
: P.K. 115 80622 LEVENT / İSTANBUL
TELEFON : (212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX : (212) 275 39 88 - 275 03 57
INTERNET : http//www.tofas.com.tr/
VERGİ DAİRESİ : ÇEKİRGE 846 000 0422

FABRİKA : YALOVA YOLU 10. Km : (16369) BURSA
: P.K. 60 16369 BURSA
TELEFON : (224) 261 03 50 (PBX)
FAX : (224) 255 09 47
Tic. Sic. No : 100324 / 46239

RECEIVED
2004 APR 23 A 9: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

File No. 82-3699

20.04.2004

Re: Information Furnished Pursuant to
<u>Rule 12g3-2(b)(1)(iii)</u>

2954

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

SUPPL

TOFAŞ Türk Otomobil Fabrikası A.Ş.

PROCESSED
APR 26 2004
THOMSON FINANCIAL

dlw 4/26

Enclosure:

1. *Board decisions 2004/6-9*
2. *Minutes of the 36th Ordinary General Assembly Meeting*
3. *Annual Report 2003*

FIAT

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 29.03.2004

Number of the Decision : 2004/6

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ. Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Ezio BARRA	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

SUBJECT:

Discussion of Company Financial Statements as of December 31, 2003.

The Members of Auditing Committee of our Board of Directors, have proposed to adopt the following resolution on the financial statements and footnotes of the Company.

With regards to the financial statements of our Company as of 31.12.2003, it is hereby resolved to submit the independent auditing report issued by Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi, an Affiliated Firm of Ernst & Young International to Capital Market Board and Istanbul Stock Exchange for promulgation purposes in order to determine that financial statements and reports are prepared in line with the information retained by the partnership and reviewed in accordance with the regulations, and correctly reflect the financial status of our Company as of the mentioned period pursuant to resolution 29/692 of Capital Market Board on 5.6.2003.

MUSTAFA V. KOÇ **Chairman**	**JAN NAHUM** **Vice Chairman**
FEVZİ BÜLENT ÖZAYDINLI **Member**	**TEMEL ATAY** **Member**
İ. AYDIN ÇUBUKÇU **Member**	**EZIO BARRA** **Member**
CAMILLO ROSSOTTO **Member**	**GIORGIO FOSSATI** **Member**

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 29.03 2004

Number of the Decision : 2004/7

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ. Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Ezio BARRA	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

SUBJECT :

Approval of the Report of the Board of Directors, dated 29.03.2004.

Preparation of the consolidated Balance Sheet and Income Statement and annual Board of Directors' Report as of the year 2003 by the General Management of the Company in accordance with the International Financial Reporting Standards (IFRS) pursuant to Notification of Capital Market Board (CMB), Volume XI, No: 25, on "Accounting Standards in Capital Market" .has been discussed, consolidated financial statements and independent auditing report as of 31.12.2003 have been reviewed by our Board of Directors and it is resolved:

a) To approve the Balance Sheet of 2003 and submit it to the General Assembly with the sum of Assets and Liabilities amounting TL 1.599.212 billion-,

b) To approve the Income Statement, of which the sections regarding sales and incomes are totaling to TL 2.118.475 billion- and the sections regarding the deductions and expenditures are totaling to TL 2.112.139 billion- and sections regarding the donations and are contributions are totaling to TL 1.130 billion- and sections regarding to the term profit are totaling to TL 6.336 billion-, and submit them to the General Assembly.

c) A consolidated balance sheet profit of TL 6.336 billion- was generated as a result of operations in 2003 as seen from the examination of the balance sheet and income table; it is hereby resolved to submit to the approval of the General Assembly that the profit from 2003 will be deducted from the loss from the previous years in accordance with the article 14/7 of Corporate Tax Law and within the provisions of Turkish Commercial Code as well as Capital Market Regulation and to discuss the matter at the Annual General Meeting of the Shareholders of our company due to be held on 13.04.2004.

d) To submit the Report of the Board of Directors for the year ended 2003 which has been given its final shape in this meeting to the Board of Auditors and thereafter to the General Assembly,

MUSTAFA V. KOÇ **Chairman**	**JAN NAHUM** **Vice Chairman**
FEVZİ BÜLENT ÖZAYDINLI **Member**	**TEMEL ATAY** **Member**
İ. AYDIN ÇUBUKÇU **Member**	**EZIO BARRA** **Member**
CAMILLO ROSSOTTO **Member**	**GIORGIO FOSSATI** **Member**

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 30.03 2004
Number of the Decision	: 2004/8
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ. Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Ezio BARRA	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

SUBJECT :

Selection of Independent External Auditing Company.

Pursuant to provisions of the communique relating to Independent Auditing in the Capital Market issued by the Capital Market Board, it has been decided that Ernst & Young - Güney S.M.M.M.A.Ş. be assigned as independent external auditors as from the 2004 accounting period to audit corporate accounts and that an agreement be executed with the mentioned firm in this respect.

MUSTAFA V. KOÇ **Chairman**	**JAN NAHUM** **Vice Chairman**
FEVZİ BÜLENT ÖZAYDINLI **Member**	**TEMEL ATAY** **Member**
İ. AYDIN ÇUBUKÇU **Member**	**EZIO BARRA** **Member**
CAMILLO ROSSOTTO **Member**	**GIORGIO FOSSATI** **Member**

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 31.03.2004
Number of the Decision	: 2004/9

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Temel ATAY	: Member -KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member -KOÇ Holding A.Ş.
- Mr. Ezio BARRA	: Member -FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member -FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member -FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

SUBJECT:
Replacement of vacant seats due to resignation of members from our Board of Directors.

Mr. F. Bülent ÖZAYDINLI, the member of the Board of our Company has proposed to adopt the following resolution on the resignations from the Board Membership and on replacement thereof.

The resignations of Mr. Jan NAHUM, who has been holding the title of Vice-Chairman of the Board of Directors of our Company since 18.04.2002 and Mr. İ. Aydın ÇUBUKÇU, who has been appointed to the Board of Directors of our Company and acting as the member since the same date have been approved. The Board of Directors has offered its gratitude to Mr. Jan NAHUM and Mr. İ. Aydın ÇUBUKÇU for their successful performances and contributions throughout their term of office.

Upon the proposal of FIAT Auto S.p.A., it has been resolved to appoint Mr. Gianni CODA as the Vice-Chairman of the Board of Directors of our Company due to the vacancy caused by Mr. Jan NAHUM, and upon the proposal of KOÇ Holding A.Ş., it has been resolved to appoint Mr. M.Selçuk GEZDUR as the member the Board of Directors of our Company due to the vacancy caused by Mr. İ.Aydın ÇUBUKÇU, and submit these appointments to the approval of the Shareholders' Ordinary General Meeting to be held on 13.04.2004.

It has been resolved that Mr. Gianni CODA and Mr. M. Selçuk GEZDUR, appointed as the members of the Board of Directors of our Company, will be authorized to represent the Company as the First Degree Signatories pursuant to Turkish Trade Code and relevant regulations and in accordance with the Circular of Signatures of our Company.

MUSTAFA V. KOÇ
Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

EZIO BARRA
Member

CAMILLO ROSSOTTO
Member

GIORGIO FOSSATI
Member

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
36TH ORDINARY GENERAL MEETING
13.04.2004

MINUTES OF THE MEETING

The Annual General Meeting of the Shareholders of TOFAŞ Türk Otomobil Fabrikası A.Ş. as of the year 2003 has been held under supervision of Mrs. İper TUNGUÇ, the Commissioner of the Ministry assigned upon letter 17543 of Istanbul Provincial Office of Industry and Trade on 12/04./2004, to discuss and adopt a resolution on the contents of agenda on April 13th, 2004 Tuesday at 11.30 at Divan Hotel at Cumhuriyet Caddesi No:2 Taksim-İstanbul.

It is observed that the call and invitation for the meeting has been made in time as required by the Law and Articles of Association by inclusion of the Agenda and by a notice that appeared on the copies of Milliyet and Sabah daily newspapers on 14.03.2004 and on the copy of Turkish Commercial Registry Journal no. 6009 on 17.03.2004. It is also observed that the date, venue and agenda of the meeting have been communicated to all shareholders recorded in the Registry of Members in accordance with the provisions of Turkish Commercial Code, Capital Market Act and the Articles of Association.

As a result of examination of the List of Attendants, that of the 90.000.000.000 shares representing the Company's capital of TL 450.000.000.000.000.-, shareholders holding 67.937.308.197 shares representing a capital of TL 339.686.540.985.000 were present personally at the meeting while shareholders holding 4.396.402.827 shares representing a capital of TL 21.982.014.135.000 are present by proxies thereat and total 72.333.711.024 shares representing that the minimum quorum for the meeting required by both the Law and the provisions of the Articles of Association is thus present, the meeting has been opened by Mr. Bülend F. ÖZAYDINLI and the agenda started to be discussed.

At the end of discussions held pursuant to the Agenda, the following resolutions were adopted.

1) Pursuant to item 1 of the Agenda, election for the Chairmanship Council responsible for the management of meeting has been made. Appointment of Mr. Bülend F. ÖZAYDINLI as the Chairman, Mr. Sergio SPINOLO and Mrs. H. Vuslat SÜMEN as the Vote Collector and Mr. Nezih OLCAY as the Secretary has been resloved by majority of votes of 72..333.710.824 shares against the vote of refusal of Özdemir BAYUR having 200 shares. The proposal of Özdemir Bayur with 200 shares for his candidateship to the Chairmanship of the General Assembly has been voted and rejected by the

majority of refusal votes of 72.333.710.824 shares against the vote of acceptance of 200 shares held by him. The exposition of Özdemir Bayur having 200 shares has been added to the minutes of the meeting.

2) Upon instruction of the Chairman, the Secretary has read the reports of Board of Directors, Auditors and summarized report of Ernst & Young - Güney Serbest Muhasebeci Mali Müşavirlik A.Ş., Independent Auditors, on the activities as of 2003 of our Company having consolidation liability. Consolidated financial statements of 2003 that were issued in accordance with International Financial Reporting Standards (IFRS) system and subjected to Independent Auditing pursuant to "Notification on Accounting Standards in Capital Market" Volume IX, No: 25 of Capital Market Board and the financial statements with historical expenditures issued exclusively for (1) fulfilling the liabilities under national and international credit agreements, (2) using in the existing or future credit negotiations with national and foreign banks and (3) submitting to Turkish tax authorities have been read and discussed. The exposition of Özdemir Bayur having 200 shares has been added to the minutes of the meeting.
It was informed that the Company has donated a total of TL 1.130 billion for social assistance purposes in 2003 to Foundations and Associations having tax exemptions, and that TL 900 billion of such donation was made to Vehbi Koç Foundation. At the end of the discussions held, the consolidated Balance Sheet and Income Statement and financial statements issued with historical expenditure as of 31.12.2003 have been approved by majority of votes of 72..333.710.824 shares against the vote of refusal of Özdemir Bayur having 200 shares.

3) The appointment of Mr. Ezio BARRA and Mr. M. Selçuk GEZDUR as the Directors and Mr. Gianni CODA as the Vice Chairman of the Board of Directors to replace the vacant seats in the Board of Directors due to leaving of Mr. Maurizio MAGNABOSCO, Mr. İ. Aydın ÇUBUKÇU and Mr. Jan NAUM within the term have been approved by majority of votes of 72..333.710.824 shares against the vote of refusal of Özdemir Bayur having 200 shares to be effective under the same conditions and from the date of election pursuant to Article 315 of Turkish Commercial Code.

4) The Chairman has presented the acquittal of the Directors and Auditors for the activities in 2003 to the approval of the General Assembly. The Directors and managers did not vote. At the end of voting, all the Directors and Auditors have been acquitted by majority of votes of 72.333.710.824 shares against the vote of refusal of Özdemir Bayur having 200 shares.

5) At the end of the reviews of the consolidated Balance Sheet and Income Statement as of the year 2003 and as a result of activities as of the year 2003, it has been resolved by majority of votes of 72..252.710.824 shares against

the vote of refusal of Özdemir Bayur having 200 shares and the abstention of TCW Americas having 80.000.000 shares to deduct the net profit of 2003 totaling to TL 6.336 billion from the losses of previous year remaining from the previous term pursuant to provisions of Turkish Commercial Code and article 14/7 of Corporate Tax Law and the Capital Market Regulations.

6) Election has been held for the Auditors whose terms have expired. As a result of the election held, it has been resolved by majority of votes of 72..333.710.824 shares against the vote of refusal of Özdemir Bayur having 200 shares that Mr. İbrahim YELMENOĞLU, Mr. Fatih Kemal EBİÇLİOĞLU and Mr. Luca MORONI are appointed as Auditors to serve until 37th Ordinary General Assembly to be held to review the accounts as of the year 2004. The Commissioner of the Ministry of Industry and Trade has seen the declarations of candidateship to the auditing committee.

7) It has been resolved by majority of votes of 72..333.710.824 shares against the vote of refusal of Özdemir Bayur having 200 shares that the Chairman and the Members of the Board be paid a monthly gross remuneration of TL 1.000.000.000, and Auditors be paid a monthly gross remuneration of TL 370.000.000 as of 01.01.2004.

8) Pursuant to provisions of Capital Market Regulations and the Notification the Independent Auditing in the Capital Market, it has been resolved by majority of votes of 72..333.710.824 shares against the vote of refusal of Özdemir Bayur having 200 shares to approve the assignment by the Board of Directors of Ernst & Young - Güney Serbest Muhasebeci Mali Müşavirlik A.Ş. as independent external auditors as from the 2004 fiscal year and that an agreement be executed in this respect

9) Pursuant to Articles 334 and 335 of Turkish Commercial Code that enable the Members of the Board to do business related to Company's subject personally or on behalf of others, become partners in such companies and carry out other transactions, it has been resolved by majority of votes of 72..252.710.824 shares against the vote of refusal of Özdemir Bayur having 200 shares and the abstention of TCW Americas having 80.000.000 shares to permit the Members of the Board to do so, provide that they shall not act as the Director, manager or employee of any third parties or companies that are engaged in motor vehicle business other than motor vehicles manufactured by or under the license of Fiat Group.

10) The Chairman of General Assembly has proposed a voting on the authorization of Chairmanship Council to sign the Minutes of General Assembly on behalf of Shareholders. It is unanimously resolved that the Chairmanship Council will be authorized to sign the Minutes of General Assembly and that it will suffice.

11) Under the item of agenda regarding the wishes, intents have been expressed on the continuity of company's activities, operations and success.

As there was no further item to discuss, the Chairman closed the meeting. These minutes were issued and signed after the meeting at the place thereof. 13 April 2004.

CHAIRMAN OF THE MEETING

Bülend F.ÖZAYDINLI

COMMISSIONER OF THE MINISTRY OF INDUSTRY AND TRADE

İper TUNGUÇ

SECRETARY

Nezih OLCAY

VOTE COLLECTOR

Sergio SPINOLO

VOTE COLLECTOR

H. Vuslat SUMEN